HOMESTEAD FUNDS, INC.
4301 Wilson Boulevard
Arlington, VA 22203

January 13, 2016

VIA EDGAR

Ms. Alison White, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Homestead Funds, Inc. (the “Registrant”) Request to Withdraw Post-Effective Amendment No. 55 File Nos. 33-35788, 811-06136 Accession No. 0001193125-15-356027

Commissioners:

Pursuant to Rule No. 477 under the Securities Act of 1933, as amended (the “1933 Act”), Registrant hereby requests the withdrawal of Post-Effective Amendment No. 55 under the 1933 Act (the “Amendment”) to its registration statement on Form N-1A, File No. 33-35788.  The Amendment was filed with a 485APOS filing type on October 28, 2015 with the accession number listed above.  Registrant has elected not to offer the securities of the new series disclosed in the Amendment.  No securities were sold in connection with the Amendment.

No fee is required in connection with this filing. Please call the undersigned at (703) 907-5953 if you have any questions or comments regarding this filing.

Very truly yours,

/s/ Kelly Whetstone, Esq.

Kelly Whetstone, Esq.
Secretary, Homestead Funds, Inc.

Attachment

cc:           Danielle C. Sieverling
Chief Compliance Officer